Exhibit 99.2

CONFIDENTIAL

EXECUTION COPY

THIS FINANCING SUPPORT AGREEMENT (THIS “AGREEMENT”) IS MADE ON December 15 , 2015 BY AND BETWEEN TURQUOISE HILL RESOURCES LTD. (“TRQ”), RIO TINTO PLC (“RIO TINTO”) AND OYU TOLGOI LLC (“OT LLC”).

Recitals

A.

OT LLC has entered into a common terms agreement dated on or about December 15, 2015 among OT LLC, the Senior Lenders, the US Ex-Im Agent, the MIGA Agent, the Intercreditor Agent, the Security Agents and the Account Banks (the “Common Terms Agreement”) and other Finance Documents thereby securing an aggregate of US$6,000,000,000 in senior loan facilities (the “Initial Senior Loans”) for purposes of, among other things, financing the Project;

B.

As a condition precedent for the Senior Lenders making the Initial Senior Loans available to OT LLC, TRQ, as sponsor, will enter into a sponsor debt service undertaking (the “Sponsor Debt Service Undertaking”) to be dated concurrent with the RT CSU (as defined below) among TRQ, Rio Tinto, the Senior Lenders, the Offshore Security Agent and the Intercreditor Agent pursuant to which, prior to the Project Completion Date, TRQ has guaranteed to the Senior Lenders the full and punctual payment of its Pro Rata Share (as defined in the Sponsor Debt Service Undertaking) of all Guaranteed Senior Debt Obligations (as defined in the Sponsor Debt Service Undertaking);

C.

Pursuant to a memorandum of agreement dated April 17, 2012 (the “MoA”), between Rio Tinto International Holdings Limited (“RTIH”), Rio Tinto South East Asia Limited (the “Rio Tinto Funding Company”) and TRQ, the principal components of a comprehensive financing plan (the “Comprehensive Financing Plan”) intended to address the funding needs of TRQ (with the primary focus on the financing of the OT Project) was agreed, including the provision by a member of the Rio Tinto Group of a completion support undertaking for the project financing for the OT Project upon certain terms and conditions;

D.

As agreed in the MoA and as a condition precedent for the Senior Lenders making the Initial Senior Loans available to OT LLC, Rio Tinto will enter into a completion support undertaking (the “RT CSU”) to be dated on or about the Funding Date among Rio Tinto, the Senior Lenders, the Offshore Security Agent and the Intercreditor Agent pursuant to which Rio Tinto has guaranteed to the Senior Lenders the full and punctual payment of its Pro Rata Share (as defined in the RT CSU) of all Covered Obligations;

E.	TRQ and OT LLC will derive substantial benefit from the RT CSU; and

F.

In consideration for Rio Tinto’s provision of the RT CSU, OT LLC has agreed with Rio Tinto that under certain prescribed circumstances and subject to the terms and conditions set out herein, Rio Tinto may require OT LLC to take certain actions to ensure that OT LLC has sufficient resources to fund and meet its Senior Debt Obligations.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, TRQ, OT LLC and Rio Tinto agree as follows:

Defined Terms and Interpretation

1.	In this Agreement:

(a)

certain capitalized terms used herein (including in the schedules and recitals hereto) are defined in Schedule A. All other capitalized terms used, but not otherwise defined, herein have the meanings given to them in the Common Terms Agreement; and

(b)	certain rules regarding the interpretation hereof are set out in Schedule B.

2.	Attached to and forming part of this Agreement are the following schedules:

Schedule A	–	Definitions

Schedule B	–	Interpretation

Schedule C	–	Representations and Warranties of TRQ

Schedule D	–	Representations and Warranties of Rio Tinto

Schedule E	–	Representations and Warranties of OT LLC

Schedule F	–	Form of Demand Notice

Schedule G	–	Form of Promissory Note

OT Notices

3.	During the period from the date of this Agreement until the Support Termination Date, OT LLC will promptly notify each of TRQ and Rio Tinto of the full particulars of any of the following:

(a)

any fact, event or circumstance (actual, anticipated or, to the knowledge of OT LLC, threatened) in or affecting OT LLC’s ability to meet its obligations under the Common Terms Agreement or any other Finance Document or which gives rise to an Event of Default;

(b)

any fact, event or circumstance (actual, anticipated or, to the knowledge of OT LLC, threatened) which would reasonably be expected to be of such a nature as to affect OT LLC’s ability to meet its obligations under the Common Terms Agreement or any other Finance Document or give rise to an Event of Default; or

(c)	the issuance by the Senior Lenders of any notice received by OT LLC relating to an Event of Default, or the institution or threat of any proceedings relating to an Event of Default,

(each, an “OT LLC OT Notice”).

4.

As soon as practicable, OT LLC will advise TRQ and Rio Tinto of any change in any fact, event or circumstance (actual, anticipated or, to the knowledge of OT LLC, threatened) which is of such a nature that it could give rise to OT LLC having to send an OT LLC OT Notice to Rio Tinto and TRQ in accordance with Section 3.

Suspensive Events

5.

During the period from the date of this Agreement until the Support Termination Date, OT LLC will promptly notify each of TRQ and Rio Tinto of the full particulars of any fact, event or circumstance (actual, anticipated or, to the knowledge of OT LLC, threatened) which, in any such case, is, or could reasonably be expected to be, of such a nature that could give rise to, or result in, a Suspensive Event.

6.

OT LLC covenants and agrees that, until the Support Termination Date, it will not take any action that would or would be reasonably expected to prevent TRQ or Rio Tinto (or its permitted assignee or transferee) on behalf of TRQ, from exercising any rights of TRQ under Clause 4 (Suspension and Termination of Obligations Due to Suspensive Events) of the Sponsor Debt Service Undertaking or of Rio Tinto (as its permitted assignee or transferee) under Clause 3 (Application of Suspensive Event Regime) of the RT CSU, including, in each case, the right to serve any of the notices referred to therein.

Demand Rights

7.	Subject to Section 10, if at any time and from time to time from the date of this Agreement until the Support Termination Date:

(a)	Rio Tinto receives an OT LLC OT Notice; or

(b)

Rio Tinto notifies OT LLC that it believes, acting reasonably, there has occurred any fact, event or circumstance which is of such a nature that would have required OT LLC to have sent an OT LLC OT Notice to Rio Tinto in accordance with Section 3 of this Agreement;

Rio Tinto may by written notice to OT LLC (a “Demand Notice”) demand:

(i)	OT LLC borrow a Sponsor Senior Debt Advance from Rio Tinto in accordance with the terms and conditions of this Agreement; and/or

(ii)	OT LLC borrow a Subordinated Debt Advance from Rio Tinto in accordance with the terms and conditions of this Agreement; and/or

(iii)	OT LLC borrow a Third Party Senior Debt Advance from a third party lender in accordance with the terms and conditions of this Agreement,

(each, a “Funding Mechanism”).

8.

Subject to the terms and conditions herein, OT LLC covenants and agrees to use best efforts to undertake all steps necessary or desirable to effect the Funding Mechanism identified in a Demand Notice in accordance with the terms of this Agreement and the applicable Demand Notice.

9.

Notwithstanding the foregoing, OT LLC will not be required to effect a Funding Mechanism identified in a Demand Notice in accordance with the terms and conditions of this Agreement in the event that OT LLC delivers a certificate within ten (10) Business Days of the date of its receipt of such Demand Notice , signed by its respective Chief Executive Officer or other duly authorized senior executive officer stating, in the good faith judgment of the board of directors of OT LLC, that OT LLC will have sufficient resources to fund and meet its obligations under the Common Terms Agreement and each of the Finance Documents during the 180 days following the date of the Demand Notice.

10.

Rio Tinto may only issue one (1) Demand Notice in any 180 day period; provided, however, that a Demand Notice will not be considered to have been issued where in response to such Demand Notice OT LLC has delivered a certificate in accordance with Section 9.

11.	In the event of a conflict between the terms of this Agreement and a Demand Notice with respect to a Funding Mechanism, the terms of this Agreement will prevail.

Supplemental Senior Debt – Sponsor Senior Debt

12.

In the event Rio Tinto exercises its right in Section 7 by issuing a Demand Notice requesting that OT LLC borrow a specified amount of money from Rio Tinto or an Affiliate of Rio Tinto by way of Supplemental Senior Debt (each such advance, a “Sponsor Senior Debt Advance”), it will set forth in such Demand Notice a specified dollar amount with respect to such Sponsor Senior Debt Advance and the date upon which such Sponsor Senior Debt Advance is to close, which date will be no later than ten (10) Business Days (or such other period as designated by Rio Tinto) following the date of the Demand Notice (the “Sponsor Senior Debt Advance Closing Date”). Subject to the requirements of Clause 4.1 of the Common Terms Agreement (including the limitations regarding the Senior Debt Cap), Rio Tinto will determine the dollar amount for such Sponsor Senior Debt Advance specified in such Demand Notice based on its reasonable assessment of the funding shortfall with respect to the Covered Obligations for a period, in Rio Tinto’s discretion, up to 365 days following such Demand Notice.

13.

The closing of each Sponsor Senior Debt Advance will occur at the offices of Rio Tinto’s legal counsel in Vancouver, British Columbia (or such other place as designated by Rio Tinto) on the applicable Sponsor Senior Debt Advance Closing Date.

14.	A Sponsor Senior Debt Advance Closing Date shall not occur unless and until, with respect to the applicable Sponsor Senior Debt Advance:

(a)

Rio Tinto or its Affiliate providing such Sponsor Senior Debt Advance has acceded to the terms of the Common Terms Agreement and the Intercreditor Agreement by executing and delivering to the Intercreditor Agent an Accession Deed in accordance with and for the purposes of Clause 4.3(a) of the Common Terms Agreement;

(b)

The Sponsor Senior Facility Agreement shall have been executed and delivered by the parties thereto and all conditions precedent to the effectiveness of such Sponsor Senior Facility Agreement shall have been satisfied in form and substance satisfactory to Rio Tinto;

(c)	The terms of the Sponsor Senior Facility Agreement shall comply with the applicable requirements of the Common Terms Agreement, including Clause 4.2 thereof; and

(d)

OT LLC pays all of Rio Tinto’s and its Affiliate’s reasonable and documented expenses in connection with the Sponsor Senior Debt Advance, including the reasonable legal fees, disbursements and expenses of legal counsel to Rio Tinto and its Affiliate.

Subordinated Debt

15.

In the event Rio Tinto exercises its right in Section 7 by issuing a Demand Notice requesting that OT LLC borrow a specified amount of money from Rio Tinto or an Affiliate of Rio Tinto by way of Subordinated Debt (each such advance, a “Subordinated Debt Advance”), it will set forth in such Demand Notice a specified dollar amount with respect to such Subordinated Debt Advance and the date upon which such Subordinated Debt Advance is to close, which date will be no later than ten (10) Business Days (or such other period as designated by Rio Tinto) following the date of the Demand Notice (the “Subordinated Debt Advance Closing Date”). Rio Tinto will determine the dollar amount for such Subordinated Debt Advance specified in such Demand Notice based on its reasonable assessment of the funding shortfall with respect to the Covered Obligations for a period, in Rio Tinto’s discretion, up to the 365 days following such Demand Notice.

16.

The closing of each Subordinated Debt Advance will occur at the offices of Rio Tinto’s legal counsel in Vancouver, British Columbia (or such other place as designated by Rio Tinto) on the applicable Subordinated Debt Advance Closing Date.

17.	A Subordinated Debt Advance Closing Date shall not occur unless and until, with respect to the applicable Subordinated Debt Advance:

(a)	A Promissory Note shall have been executed by OT LLC and delivered to Rio Tinto or its Affiliate providing such Subordinated Debt Advance;

(b)

A Subordination Agreement meeting the requirements of the Common Terms Agreement shall have been executed and delivered by the parties thereto and all conditions precedent to the effectiveness of such Subordination Agreement shall have been satisfied in form and substance satisfactory to Rio Tinto;

(c)	The terms of the Subordinated Debt Advance shall comply with the applicable requirements of the Common Terms Agreement; and

(d)

OT LLC pays all of Rio Tinto’s and its Affiliate’s reasonable and documented expenses in connection with the Subordinated Debt Advance, including the reasonable legal fees, disbursements and expenses of legal counsel to Rio Tinto and its Affiliate.

Supplemental Senior Debt – Third Party Debt Financing

18.

In the event Rio Tinto exercises its right in Section 7 by issuing a Demand Notice requesting OT LLC borrow a specified amount of money from a third party lender by way of Supplemental Senior Debt (each such advance, a “Third Party Senior Debt Advance”), it will set forth in such Demand Notice a specified dollar amount with respect to such Third Party Senior Debt Advance and the date upon which such Third Party Senior Debt Advance is to close, which date will no later than ten (10) Business Days (or such other period as designated by Rio Tinto) following the date of the Demand Notice (the “Third Party Senior Debt Advance Closing Date”). Subject to the requirements of Clause 4.1 of the Common Terms Agreement (including the limitations regarding the Senior Debt Cap), Rio Tinto will determine the dollar amount for such Third Party Senior Debt Advance specified in such Demand Notice based on its reasonable assessment of the funding shortfall with respect to the Covered Obligations for a period, in Rio Tinto’s discretion, up to the 365 days following such Demand Notice.

19.

The closing of each Third Party Senior Debt Advance will occur at the offices of Rio Tinto’s legal counsel in Vancouver, British Columbia (or such other place as designated by Rio Tinto) on the applicable Third Party Senior Debt Advance Closing Date.

20.	A Third Party Senior Debt Advance Closing Date shall not occur unless and until, with respect to the applicable Third Party Senior Debt Advance:

(a)

The third party lender has acceded to the terms of the Common Terms Agreement and the Intercreditor Agreement by executing and delivering to the Intercreditor Agent an Accession Deed in accordance with and for the purposes of Clause 4.3(a) of the Common Terms Agreement;

(b)

The Third Party Senior Facility Agreement shall have been executed and delivered by the parties thereto and all conditions precedent to the effectiveness of such Third Party Senior Facility Agreement shall have been satisfied in form and substance satisfactory to Rio Tinto;

(c)	The terms of the Third Party Senior Facility Agreement shall comply with the applicable requirements of the Common Terms Agreement, including Clause 4.2 thereof; and

(d)

OT LLC pays all of Rio Tinto’s and its Affiliate’s reasonable and documented expenses in connection with the Third Party Senior Debt Advance, including the reasonable legal fees, disbursements and expenses of legal counsel to Rio Tinto and its Affiliate

Use of Proceeds – Sponsor Senior Debt, Subordinated Debt or Third Party Debt Financing

21.

Subject to the terms and conditions of the Common Terms Agreement, OT LLC covenants and agrees that the proceeds of each Advance received by OT LLC under this Agreement shall be used by OT LLC to pay any and all amounts due and outstanding to the Finance Parties pursuant to the terms of the Finance Documents.

Completion Support Fee

22.

In consideration for entering into the RT CSU, OT LLC agrees to pay to Rio Tinto, and/or such other member of the Rio Tinto Group as Rio Tinto may direct, on the date of this Agreement (the “First Completion Fee Payment Date”) and the first date of each other Completion Fee Year (each, including the First Completion Fee Payment Date, a “Completion Fee Payment Date”) until the date that the RT CSU is terminated or the obligations of Rio Tinto under the RT CSU are released in accordance with their terms (the “Completion Support Agreement Fee Termination Date”) a completion support agreement fee (the “Completion Support Agreement Fee”) equal to the Completion Fee Rate per annum, payable annually, in advance, on the Projected Net Covered Obligations for the applicable Completion Fee Year.

23.

Two weeks in advance of the next occurring Completion Fee Payment Date, Rio Tinto will determine the Actual Net Covered Obligations for the then current Completion Fee Year. The Completion Support Agreement Fee in respect of each Completion Fee Year shall be adjusted by an amount equal to the difference (whether positive or negative) between the Completion Support Agreement Fee calculated on the Projected Net Covered Obligations for such Completion Fee Year and the Completion Support Agreement Fee calculated on the Actual Net Covered Obligations for such Completion Fee Year. The amount of such adjustment will be (i) added to or set off against, as applicable, the payment of the Completion Support Agreement Fee for the next Completion Fee Year and (ii) paid in the case of the final Completion Fee Year.

Covenants

24.	OT LLC covenants and agrees with each of Rio Tinto and TRQ that from and after the date of this Agreement until the Support Termination Date it:

(a)

will satisfy or comply with all of the covenants, obligations, terms and conditions to be complied with or satisfied by it under the Common Terms Agreement and the Finance Documents and will not directly or indirectly engage in any act that could cause an event of default under Clause 30.21 of the Common Terms Agreement;

(b)

will promptly provide Rio Tinto with a complete and unredacted copy of any notice issued by the Senior Lenders to OT LLC relating to an Event of Default or Completion Default or the institution or threat of any proceedings relating to an Event of Default (as defined in the Sponsor Debt Service Undertaking) or a Completion Default;

(c)

will not, without obtaining the prior written consent of each of Rio Tinto and TRQ, amend, restate, modify or assign the Common Terms Agreement or any Finance Document or agree, resolve or commit to do any of the foregoing;

(d)

will use all reasonable efforts to satisfy each of the conditions to Completion on or prior to the Project Completion Longstop Date set out in the Financing Documents as confirmed, in each case, by appropriate certificates of OT LLC, the Independent Technical Consultant and, where appropriate, the Insurance Advisor and the Independent Environmental and Social Consultant;

(e)

will not take any action, or omit from taking any action, which could reasonably be expected to impede or adversely affect the ability of TRQ or Rio Tinto, as the case may be, to take action to suspend certain obligations as contemplated by Clause 4 of the Sponsor Debt Service Undertaking or Clause 3 of the RT CSU, as the case may be, as a result of a Suspensive Event; and

(f)	will deliver or cause to be delivered:

(i)

promptly after they become available but no later than 60 days after the close of each fiscal quarter, quarterly (and year-to-date) unaudited financial statements of OT LLC that present fairly such entity’s financial position; and

(ii)

promptly after they become available but no later than 150 days after the close of each fiscal year, as applicable, audited financial statements of OT LLC that present fairly such entity’s financial position.

25. (a)	OT LLC acknowledges the rights of subrogation granted to (i) TRQ pursuant to Clause 3.3 of the Sponsor Debt Service Undertaking and (ii) Rio Tinto pursuant to Clause 2.3 of the RT CSU.

(b)

Pursuant to and in consideration of such subrogation rights, OT LLC hereby unconditionally and irrevocably agrees to reimburse (a “Reimbursement Obligation”) each of TRQ and Rio Tinto upon demand (unless OT LLC is bankrupt or insolvent, in which case such Reimbursement Obligation shall be immediately and automatically due and owing without the requirement for a demand or any other form of notice whatsoever) in respect of such subrogation claim for the full amount of any payments made by TRQ or Rio Tinto (a “Paying Guarantor”) under, or in respect of, the Sponsor Debt Service Undertaking or the RT CSU, as the case may be.

(c)

Each Reimbursement Obligation owed by OT LLC to a Paying Guarantor shall be entitled to the same rights, security and interests of the Senior Lenders against OT LLC and subject to the same limitations as such Paying Guarantor’s subrogation claim under the Sponsor Debt Service Undertaking or the RT CSU, as the case may be. To the fullest extent required in order to permit enforcement of Reimbursement Obligations in each jurisdiction, OT LLC agrees that any Reimbursement Obligation owed to a Paying Guarantor that modifies or supplements the obligations of OT LLC under the subrogation claim of such Paying Guarantor arising out of the same payment as contemplated in this Section 25 may be enforced against OT LLC as so modified or supplemented.

(d)

The unpaid amount of any Reimbursement Obligation owed by OT LLC to a Paying Guarantor shall be that portion thereof as to which such Paying Guarantor shall not have received a cash payment from OT LLC. OT LLC hereby expressly acknowledges that the unpaid amount of any Reimbursement Obligation owed by OT LLC to a Paying Guarantor shall bear interest (in the case of any accelerated amount owed as a result of OT LLC’s bankruptcy or insolvency, only to the extent permitted by law) at the rate of LIBOR plus 6.50% per annum, calculated daily.

Representations and Warranties

26.

TRQ makes the representations and warranties set forth in Schedule C of this Agreement as at the date of this Agreement, a Sponsor Senior Debt Advance Closing Date, a Subordinated Debt Advance Closing Date and a Third Party Senior Debt Advance Closing Date, and acknowledges that they are being and will be relied upon by each of Rio Tinto and OT LLC.

27.	Rio Tinto makes the representations and warranties set forth in Schedule D as at the date of this Agreement, and acknowledges that they are being and will be relied upon by each of TRQ and OT LLC.

28.

OT LLC makes the representations and warranties set forth in Schedule E as at the date of this Agreement, a Sponsor Senior Debt Advance Closing Date, a Subordinated Debt Advance Closing Date and a Third Party Senior Debt Advance Closing Date, and acknowledges that they are being and will be relied upon by each of TRQ and Rio Tinto.

29.

For the purposes of any representation or warranty in Sections 26, 27 and 28 made to a party’s “knowledge”, the term “knowledge” means actual knowledge on the part of the directors and executive officers of the party making the representation or warranty, as applicable.

30.

The representations and warranties of the parties contained in this Agreement are only made as of the dates indicated in Sections 26, 27 and 28 but survive for the purposes of allowing a party to sue for a breach of a representation and warranty that party is entitled to rely upon on the basis that the representation or warranty was not true as at the date such representation and warranty was made.

Additional Deliveries

31.	On the date of this Agreement:

(a)	TRQ will deliver to each of Rio Tinto and OT LLC certified copies of the resolutions of the TRQ Board approving this Agreement and the consummation of the transactions contemplated by this Agreement;

(b)

OT LLC will deliver to each of TRQ and Rio Tinto certified copies of the resolutions of the OT LLC board of directors approving this Agreement and the consummation of the transactions contemplated by this Agreement; and

(c)

Rio Tinto will deliver to each of TRQ and OT LLC certified copies of the resolutions of the board of directors of Rio Tinto approving this Agreement and the consummation of the transactions contemplated by this Agreement.

On the Funding Date:

(d)

TRQ will deliver to each of Rio Tinto and OT LLC favourable corporate and enforceability legal opinions, dated the date of this Agreement and addressed to each of Rio Tinto and OT LLC and their respective counsel, in form and substance satisfactory to each of Rio Tinto and OT LLC and their respective counsel, acting reasonably, with respect to such matters contemplated by this Agreement as each of Rio Tinto and OT LLC and their respective counsel may reasonably request;

(e)

OT LLC will deliver to each of TRQ and Rio Tinto favourable corporate and enforceability legal opinions, dated the date of this Agreement and addressed to each of TRQ and Rio Tinto and their respective counsel, in form and substance satisfactory to each of TRQ and Rio Tinto and their respective counsel, acting reasonably, with respect to such matters contemplated by this Agreement as each of TRQ and Rio Tinto and their respective counsel may reasonably request; and

(f)

Rio Tinto will deliver to each of TRQ and OT LLC favourable corporate and enforceability legal opinions, dated the date of this Agreement and addressed to each of TRQ and OT LLC and their respective counsel, in form and substance satisfactory to each of TRQ and OT LLC and their respective counsel, acting reasonably, with respect to such matters contemplated by this Agreement as each of TRQ and OT LLC and their respective counsel may reasonably request.

Taxes

32.

If OT LLC is required by Applicable Law to withhold or deduct any Indemnified Taxes in respect of any payment to or obligation towards any member of the Rio Tinto Group under this Agreement or any agreement entered into pursuant to the terms of this Agreement (including, without limitation, a Sponsor Senior Facility Agreement or a Promissory Note), then OT LLC will pay such member such additional amounts as may be necessary so that after making or allowing for all required withholdings and deductions (including withholdings and deductions applicable to additional amounts payable hereunder) such member receives an amount equal to the amount such member would have received had no such deductions or payments been required. OT LLC will timely remit any Taxes withheld or deducted to the relevant Governmental Authority in accordance with Applicable Law, and as soon as practical thereafter, OT LLC will deliver to Rio Tinto or to TRQ if this Section applies in respect of payments made to TRQ or its Subsidiaries the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to Rio Tinto or to TRQ if this Section applies in respect of payments made to TRQ or its Subsidiaries.

33.

OT LLC will indemnify any member of the Rio Tinto Group, within 10 days after demand therefor, for the full amount of any Indemnified Taxes paid by such member in respect of any payment to or obligation towards such member under this Agreement or any agreement entered into pursuant to the terms of this Agreement (including, without limitation, Indemnified Taxes paid in respect of any payment to or obligation towards such member under a Sponsor Senior Facility Agreement or a Promissory Note and any Indemnified Taxes imposed or asserted on or attributable to additional sums payable hereunder), together with any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment delivered to OT LLC by any member of the Rio Tinto Group or by TRQ if this Section applies in respect of TRQ or its Subsidiaries will be conclusive absent manifest error.

Notices

34.

All notices and other communications given or made pursuant hereto will be in writing and will be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by electronic mail, respectively or as of the following Business Day if sent by prepaid overnight courier, to the parties at the following addresses (or at such other addresses as will be specified by either party by notice to the other parties in accordance with these provisions):

(a)	if to Rio Tinto:	Rio Tinto plc
6 St James’s Square
London, England SW1Y 4AD
United Kingdom

Attention: Alexander A. Chmel, Senior Corporate Counsel

E-Mail: Alexander.Chmel@riotinto.com

(b)	if to TRQ:	Turquoise Hill Resources Ltd.
Suite 354 - 200 Granville Street
Vancouver, BC, Canada, V6C 1S4

Attention: Dustin Isaacs, General Counsel and Corporate Secretary

E-Mail: Dustin.Isaacs@turquoisehill.com

(c)	if to OT LLC:	Oyu Tolgoi LLC
“Monnis Tower” 5, 6, 11 & 12th floor
1st khoroo, Sukhbaatar District, Chinggis Avenue-15
Mongolia

Attention: GM Finance

E-Mail: OTProjectFinance@ot.mn

General Provisions

35.

No modification of this Agreement will be valid unless made in writing and duly executed by each of the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, will be limited to the specific breach waived. For greater certainty, and without limiting the foregoing: (a) no failure to act or delay in acting by Rio Tinto will operate as a waiver or preclude the further exercise of any right or remedy by Rio Tinto; and (b) no failure to act or delay in acting by TRQ or OT LLC will operate as a waiver or preclude the further exercise of any right or remedy by TRQ or OT LLC.

36.

Each of the parties hereto will take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement and the transactions contemplated by this Agreement.

37.

Except as expressly permitted in this Agreement, none of the parties hereto may assign its rights or obligations under this Agreement without the prior written consent of the other parties hereto, provided that Rio Tinto may assign the proportion of its rights and obligations hereunder equivalent to the proportion of its rights and obligations that it assigns to any Person under the RT CSU in accordance with the terms thereof.

38.	This Agreement will be binding upon and enure to the benefit of the respective successors and permitted assigns of the parties hereto.

39.

If any provision of this Agreement or any part hereof shall be found or determined to be invalid, illegal or unenforceable in any jurisdiction, it shall for the purposes of such jurisdiction only be severable from this Agreement and the remainder of this Agreement shall for the purposes of such jurisdiction only be construed as if such invalid, illegal or unenforceable provision or part had been deleted.

40.	Time is of the essence in this Agreement.

41.	Rio Tinto’s determination of the amounts payable by TRQ or OT LLC under this Agreement, including the calculation of LIBOR, will, absent manifest error, be conclusive evidence of the amounts owed.

42.

In any claim by Rio Tinto against TRQ or OT LLC in respect of amounts owing by each of them under this Agreement, neither TRQ nor OT LLC may assert any set-off or counterclaim that either TRQ or OT LLC may have against Rio Tinto.

43.	Each of TRQ and OT LLC hereby acknowledge that Rio Tinto may set-off any amounts owing by it to TRQ or OT LLC pursuant to this Agreement against amounts owed by TRQ or OT LLC under this Agreement.

44.

Unless all obligations of TRQ and OT LLC hereunder have been indefeasibly paid or performed, neither TRQ nor OT LLC will be discharged from any of its obligations hereunder except by a release or discharge signed in writing by Rio Tinto.

45.

This Agreement will be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The parties irrevocably agree that the courts of British Columbia shall have non-exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Agreement or its subject matter or formation (including non-contractual disputes or claims).

46.

This Agreement may be executed in counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

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CONFIDENTIAL

EXECUTION COPY

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

TURQUOISE HILL RESOURCES LTD.

By:	/s/ Steeve Thibeault
Name:	Steeve Thibeault
Title:	Chief Financial Officer

RIO TINTO PLC

By:	/s/ Eleanor Evans
Name:	Eleanor Evans
Title:	Company Secretary

OYU TOLGOI LLC

By:	/s/ Jeffrey Mahoney
Name:	Jeffrey Mahoney
Title:	GM Finance

S-1

SCHEDULE A

DEFINITIONS

“Actual Covered Obligations” means, for a Completion Fee Year, the aggregate average of the Covered Obligations outstanding under the Senior Loans at each calendar month end during such Completion Fee Year.

“Actual Deposits” means, for a Completion Fee Year, the aggregate average of the Deposits at each calendar month end during such Completion Fee Year.

“Actual Net Covered Obligations” means, for a Completion Fee Year, the Actual Covered Obligations for such Completion Year less the Actual Deposits for such Completion Fee Year.

“Advance” means a Sponsor Senior Debt Advance, a Subordinated Debt Advance or a Third Party Senior Debt Advance, as the case may be.

“Affiliate” means, in respect of a specific person, any person which Controls, is Controlled by, or is under common Control with, such party and, in the case of Rio Tinto or any member of the Rio Tinto Group, “Affiliate” means any member of the Rio Tinto Group, but excludes TRQ and its Subsidiaries, and, in the case of TRQ or any of its Subsidiaries, excludes any member of the Rio Tinto Group.

“Agreement” has the meaning set out in the recitals of this Agreement.

“Amended and Restated Shareholders’ Agreement” means the Amended and Restated Shareholders’ Agreement dated June 8, 2011 between Erdenes MGL LLC, Ivanhoe Oyu Tolgoi (BV) Ltd., Oyu Tolgoi Netherlands B.V. and OT LLC.

“Applicable Laws” means all applicable laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licences, orders, directives, judgments, decrees and other governmental restrictions, including permits and other similar requirements, whether federal, provincial, territorial, municipal or local, whether domestic or foreign, and whether legislative, administrative or judicial in nature, and “Applicable Law” means any of the foregoing.

“B.C. Securities Act” means the Securities Act (British Columbia).

“Canadian Securities Laws” means, collectively, the B.C. Securities Act and the applicable securities laws of the other provinces and territories of Canada, the regulations made and forms prescribed thereunder together with all applicable published rules, instruments, policy statements and blanket orders and rulings of the Canadian securities regulatory authorities.

“Capital Lease” means a capital lease or lease that should be treated as a capital lease under GAAP.

“Common Terms Agreement” has the meaning set out in the recitals of this Agreement.

“Completion Default” has the meaning ascribed to such term in the Sponsor Debt Service Undertaking.

“Completion Fee Payment Date” has the meaning set out in Section 22.

“Completion Fee Rate” means 1.9%.

“Completion Fee Year” means each calendar year during the term of this Agreement, provided that the first Completion Fee Year will begin on the date of this Agreement and the last Completion Fee Year will end on the Completion Support Agreement Fee Termination Date.

“Completion Support Agreement Fee” has the meaning set out in Section 22.

“Completion Support Agreement Fee Termination Date” has the meaning set out in Section 22.

“Comprehensive Financing Plan” has the meaning set out in the recitals of this Agreement.

“Constating Documents” means the charter, the memorandum, the articles of association, the articles of incorporation, the articles of continuance, the articles of amalgamation, the by-laws or any other instrument pursuant to which an entity is created, incorporated, continued, amalgamated or otherwise established, as the case may be, and/or which governs in whole or in part such entity’s affairs, together with any amendments thereto.

“Contingent Obligation” means, with respect to any person, any obligation, whether secured or unsecured, of such person guaranteeing or indemnifying, any indebtedness, leases, dividends, letters of credit or other monetary obligations (the “primary obligations”) of any other person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such person as an account party in respect of a letter of credit or letter of guarantee issued to assure payment by the primary obligor of any such primary obligation and any obligations of such person, whether or not contingent, (a) to purchase any such primary obligation or any Property constituting direct or indirect security therefor, (b) to advance or supply funds for the purchase or payment of any such primary obligation or to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (c) to purchase Property, securities or services primarily for the purpose of assuring the obligee under any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, or (d) otherwise to assure or hold harmless the obligee under such primary obligation against loss in respect of such primary obligation; provided, however, that the term Contingent Obligation does not include endorsements of instruments for deposit or collection in the ordinary course of business.

“Control” used as a verb means, with respect to a body corporate, the right in all circumstances, directly or indirectly, to exercise a majority of the votes which may be cast at a general meeting of the shareholders of the body corporate or the right to elect or appoint, directly or indirectly, a majority of the directors of the body corporate and, when used with respect to any partnership, person or any other entity (including any trust), means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and “Control” used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers.

“Covered Obligations” has the meaning ascribed to such term in the RT CSU.

“Debt” means, with respect to any person, all obligations that, in accordance with GAAP, would then be classified as a liability of such person, and, without limitation, includes, with respect to such person:

(a)

an obligation in respect of borrowed money or for the deferred purchase price of assets, property or services or an obligation that is evidenced by a note, bond, debenture or any other similar instrument;

(b)	a transfer with recourse or with an obligation to repurchase, to the extent of the liability of such person with respect thereto;

(c)	an obligation under a Capital Lease;

(d)	an obligation under a residual value guarantee made with respect to an operating lease in which such person is the lessee;

(e)

a reimbursement obligation or other obligation in connection with a bankers’ acceptance or any similar instrument, or letter of credit or letter of guarantee issued by or for the account of such person;

(f)	a Contingent Obligation to the extent that the primary obligation so guaranteed would be classified as “Debt” (within the meaning of this definition) of such person; or

(g)	any shares in the capital of such person that are redeemable or retractable at the option of the holder of such shares for cash or obligations constituting Debt or any combination thereof;

provided, however, that there shall not be included for the purpose of this definition any obligation that is on account of trade accounts payable incurred which are in the ordinary course of business provided such trade accounts payable are not delinquent and in no event are outstanding for more than ninety (90) days.

“Demand Notice” has the meaning set out in Section 7.

“Deposit” means the aggregate amount eligible for a Re-Advance (as defined in the Loan Agreements described in paragraphs (a) and (b) of the definition of Loan Agreements in this Agreement) under section 3.3(a) of each said Loan Agreements (assuming the satisfaction of the conditions in section 3.4 of each said Loan Agreements).

“Disclosed Encumbrances” has the meaning ascribed to such term in the TRQ FSA.

“Encumbrance” means any mortgage, charge, pledge, hypothecation, security interest, lien, easement, right-of-way, encroachment, covenant, condition, right-of-entry, lease, license, assignment, option or claim or any other encumbrance, charge or any title defect of whatever kind of nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise).

“Existing Licenses” means the mining licence identified as “Mining Licence MV-006709” in the form issued to the Project Company on January 29, 2007 under the Minerals Law of Mongolia, together with any extensions and renewals and any subsequent amendments, supplements or modifications thereof

“Funding Date” means the date upon which OT LLC first draws upon the OT Project Financing.

“Funding Mechanism” has the meaning set out in Section 7.

“GAAP” means IFRS applicable on a consolidated basis as at the date on which such calculation is made or required to be made in accordance with IFRS. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made, for the purpose of this Agreement, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with IFRS applied on a basis consistent with its past practice (except to the extent that TRQ’s adoption of IFRS on January 1, 2014 may make consistency with TRQ’s past practice in respect of periods during which it applied US GAAP impracticable).

“Indemnified Taxes” means all Taxes other than income or capital Taxes.

“IFRS” means International Financial Reporting Standards as issued from time to time by the International Accounting Standards Board (or its relevant successor body) and interpretations issued from time to time by the International Financial Reporting Interpretations Committee (or its relevant successor body).

“Initial Senior Loans” has the meaning set out in the recitals of this Agreement.

“LIBOR” means the three-month ICE Interest Settlement Rate published at or about 11:00 a.m. (London Time) on the applicable date, such rate to be accessed through the appropriate page of the Reuters screen (or if this ceases to be available then another page or service displaying the appropriate rate selected in good faith by Rio Tinto (“Screen Rate”). If no Screen Rate is available for the currency of the period there shall be taken instead:

(a)

the arithmetic mean of the rates found by interpolating on a time-weighted basis the fixing rates quoted for the period of three months, being shorter, which is closest to the three month period and the period, being longer, which is closest to the three month period, rounded, if necessary, to the nearest fifth decimal place; and

(b)

if there is no rate quoted for a period which is shorter or longer than the three month period, the rates (rounded upwards to five decimal places) as supplied to Rio Tinto at its request quoted by a prime bank or banks in the London interbank market at or about 11:00 a.m. (London time) on the applicable date.

“Loan Agreements” means each of:

(a)	the Revolving Shareholder Loan Agreement (Grid Loan #1 – Shareholder Debt) between OT LLC and Movele S. à. R. L.;

(b)	the Revolving Shareholder Loan Agreement (Grid Loan #2 – Shareholder Debt) between OT LLC and Oyu Tolgoi Netherlands B.V.; and

(c)	the Revolving Shareholder Loan Agreement (Existing Shareholder Loan) between OT LLC and Movele S. à. R. L.,

each dated December 11, 2015.

“Material Subsidiary” means, collectively, (a) OT LLC and each other Subsidiary of TRQ through which TRQ beneficially owns, directly or indirectly, any interest in OT LLC, or the OT Project, and (b) any other direct or indirect Subsidiary or Affiliate of TRQ that loans money to OT LLC or any other Subsidiary of TRQ through which TRQ beneficially owns, directly or indirectly, any interest in OT LLC or the OT Project, and, as at the date of this Agreement, includes each TRQ Holdco.

“MoA” has the meaning set out in the recitals of this Agreement.

“Official” means any officer of a political party or candidate for political office or any officer or employee of a Governmental Authority or of a public international organization.

“Operations” has the meaning set out in the PPA and any other capitalized term embedded therein will, for the purpose of such definition only, have the meaning given to such term in the PPA.

“OT LLC” has the meaning set out in the Recitals.

“OT LLC OT Notice” has the meaning set out in Section 3.

“OT Project” has the meaning set out in the PPA and any other capitalized term embedded therein will, for the purpose of such definition only, have the meaning given to such term in the PPA.

“Paying Guarantor” has the meaning set out in Section 25(b).

“Permitted Debt” means: (a) Debt of Material Subsidiaries in favour of the parties and in the amounts specified in Schedule G to the TRQ FSA as such Schedule may be revised from time to time with the consent of Rio Tinto; (b) guarantees granted by TRQ in relation to any Debt of Material Subsidiaries in favour of the parties and in the amounts specified in Schedule G to the TRQ FSA as such Schedule may be revised from time to time with the consent of Rio Tinto; (c) any parent guarantee or letter of credit issued after the date hereof by or for the account of TRQ in favour of a third party to secure a contractual obligation (other than an obligation to repay borrowed money) of a Material Subsidiary to such third party in furtherance of the plan and budget approved from time to time by the Technical Committee and the board of directors of OT LLC for the OT Project; (d) any parent guarantee granted by TRQ in the ordinary course of business in relation to any Subsidiary for business related office equipment leases, including photocopiers, office furniture and computers; (e) Debt of TRQ for business related office equipment leases, including photocopiers, office furniture and computers; (f) Debt (other than in respect of the OT Project Financing) secured by Permitted Encumbrances; (g) Debt existing on the date hereof secured by Disclosed Encumbrances; (h) Debt in respect of the OT Project Financing; (i) the guarantee and indemnity granted by TRQ in favour of Rio Tinto pursuant to Section 40 of the TRQ FSA; (j) in the case of OT LLC only, Financial Indebtedness permitted pursuant to Clause 29.6 of the Common Terms Agreement; and (k) Subordinated Debt Advances (together with interest and any other amounts payable in respect thereof) of OT LLC in favour of Rio Tinto or an Affiliate of Rio Tinto.

“Permitted Encumbrance” means at any time and from time to time:

(a)	undetermined or inchoate Encumbrances incidental to construction, maintenance or operations which have not at the time been filed pursuant to Applicable Law;

(b)

the Encumbrance of Taxes and assessments for the then current year, the Encumbrance for Taxes and assessments not at the time overdue and Encumbrances securing worker’s compensation assessments which are not overdue;

(c)

cash or governmental obligations deposited in the ordinary course of business in connection with contracts, bids, tenders or to secure worker’s compensation, unemployment insurance, surety or appeal bonds, costs of litigation, when required by law, public and statutory obligations, Encumbrances or claims incidental to current construction, mechanics’, warehousemen’s, carriers’ and other similar Encumbrances;

(d)

security given in the ordinary course of business to a public utility or any Governmental Authority when required by such utility or Governmental Authority in connection with the ordinary course of the business of the OT Project;

(e)

easements, rights of way and servitudes in existence at the date hereof and future easements, rights of way and servitudes which in the reasonable opinion of the Rio Tinto will not in the aggregate materially impair the use of real property concerned for the purpose for which it is held or used by TRQ or its Subsidiaries;

(f)

all rights reserved to or vested in any Governmental Authority by the terms of any lease, licence, franchise, grant or permit held by TRQ or its Subsidiaries or by any statutory provision to terminate any such lease, licence, franchise grant or permit or to require annual or periodic payments as a condition of the continuance thereof or to distrain against or to obtain a Encumbrance on any property or assets of TRQ or its Subsidiaries in the event of failure to make such annual or other periodic payments;

(g)

security given in respect of the OT Project Financing and security given in respect of the US$200 million revolving credit facility, dated March 19, 2015 among the Company and BNP Paribas as Facility Agent (amongst others) if and for so long as the debt in respect of the OT Project Financing constitutes Permitted Debt, failing which such Encumbrances will cease to be, and will be deemed never to have been, Permitted Encumbrances;

(h)	in the case of OT LLC only, those Encumbrances permitted pursuant to Clause 29.8 of the Common Terms Agreement; and

(i)	such other Encumbrances as may from time to time be consented to in writing by Rio Tinto prior to the incurrence thereof.

“person” means any entity, whether an individual, bank, trustee, corporation, partnership, joint venture, association, joint stock company, trust, estate, executor, administrator, unincorporated organization, business association, firm, Governmental Authority or otherwise a person, firm, corporation or other entity.

“PPA” means the private placement agreement made as of October 18, 2006, between TRQ and RTIH.

“Prohibited Payment” by a person is any offer, gift, payment, promise to pay or authorization of the payment of any money or anything of value, directly or indirectly, to or for the use or benefit of any Official (including to or for the use or benefit of any other person if such person knows, or has reasonable grounds for believing, that the other person would use such offer, gift, payment, promise or authorization of payment for the benefit of any such Official), for the purpose of influencing any act or decision or omission of any Official in order to obtain, retain or direct business to, or to secure any improper benefit or advantage for, the person, its Affiliates or any other person; provided that any such offer, gift, payment, promise or authorization of payment shall not be considered a Prohibited Payment if, in such person’s reasonable opinion, it is lawful under Applicable Law which for these purposes includes the laws of the jurisdiction in which the payment is made and the laws of Canada, the United States and the United Kingdom.

“Projected Covered Obligations” means, for a Completion Fee Year, the total amount of Senior Loans (including, for the avoidance of doubt, Sponsor Senior Debt Advances) that are projected, as reasonably determined by Rio Tinto and, if available, based on the annual operating program and budget submitted to the Board of Directors of OT LLC pursuant to Section 8.1(b) of the Amended and Restated Shareholders’ Agreement, as the aggregate average of the Covered Obligations that will be outstanding under the Senior Loans at each calendar month end during such Completion Fee Year.

“Projected Deposits” means, for a Completion Fee Year, the total amount of Deposits that are projected, as reasonably determined by Rio Tinto, as the aggregate average of the Deposits, at each calendar month end during such Completion Fee Year.

“Projected Net Covered Obligations” means, for a Completion Fee Year, the Projected Covered Obligations for such Completion Year less the Projected Deposits for such Completion Fee Year.

“Promissory Note” means the promissory note to be executed and delivered by OT LLC in advance of any Subordinated Debt Advance Closing Date substantially in the form of Schedule G hereto

“Property” means, with respect to any person, all or any position of that person’s undertaking and property both real and personal.

“Regulation S” means Regulation S under the U.S. Securities Act.

“Reimbursement Obligation” has the meaning set out in Section 25(b).

“Rio Tinto” has the meaning set out in the recitals of this Agreement.

“Rio Tinto Funding Company” has the meaning set out in the recitals of this Agreement.

“Rio Tinto Group” means Rio Tinto, Rio Tinto Limited (incorporated in Victoria, Australia) and any other corporation, partnership, person or other entity, including any trust, wherever situated which Rio Tinto and/or Rio Tinto Limited owns or Controls, directly or indirectly but, other than for the purposes of Sections 32 and 33, excludes TRQ and any corporation, partnership, person or other entity, including any trust, Controlled by TRQ.

“RT CSU” has the meaning set out in the recitals of this Agreement.

“RTIH” has the meaning set out in the recitals of this Agreement.

“Securities Laws” means, collectively, Canadian Securities Laws, U.S. Securities Laws and all other Applicable Laws regulating securities.

“Sponsor Debt Service Undertaking” has the meaning set out in the recitals of this Agreement.

“Sponsor Senior Debt Advance” has the meaning set out in Section 12.

“Sponsor Senior Debt Advance Closing Date” has the meaning set out in Section 12.

“Sponsor Senior Facility Agreement” means the facility agreement to be executed in advance of any Sponsor Senior Debt Advance Closing Date on substantially the same terms as the Initial Senior Loan Agreements.

“Subordinated Debt Advance” has the meaning set out in Section 15.

“Subordinated Debt Advance Closing Date” has the meaning set out in Section 15.

“Subordination Agreement” means a subordination agreement in advance of any Subordinated Debt Advance which will provide for the subordination of all amounts due and owing under a Promissory Note to the claims of the Senior Lenders under the Common Terms Agreement on terms substantially similar to the subordination agreement dated on or about the Funding Date and entered into pursuant to the Common Terms Agreement, among OT LLC, Movele S.à.r.l., Oyu Tolgoi Netherlands B.V., THR Oyu Tolgoi Ltd and Sumitomo Mitsui Banking Corporation, or otherwise on terms acceptable to the Requisite Lenders, acting reasonably.

“Support Termination Date” means (A) the Completion Support Agreement Fee Termination Date if as at such date (i) Rio Tinto has not paid any amounts to the Finance Parties pursuant to the RT CSU which have not been repaid to Rio Tinto unconditionally and irrevocably in full and (ii) a Demand Notice under this Agreement or the TRQ FSA has not been issued or (B) if on the Completion Support Agreement Fee Termination Date (x) Rio Tinto has paid amounts to the Finance Parties pursuant to the RT CSU which have not been repaid to Rio Tinto in full or (y) a Demand Notice under this Agreement or the TRQ FSA has been issued, the latest of:

(a)	the date that the RT CSU is terminated or the obligations of Rio Tinto under the RT CSU are released in accordance with their terms;

(a)	the date that all Advances under each Senior Loan are repaid in full and all of the Commitments in respect of such Senior Loans are cancelled; and

(b)

the date that all Subordinated Debt Advances (together with interest and any other amounts payable in respect thereof) payable to Rio Tinto and/or any other member of the Rio Tinto Group are repaid in full, provided that this clause (c) shall be deemed to have occurred as of the Completion Support Agreement Fee Termination Date if the aggregate amount of all Subordinated Debt Advances (principal, interest and any other amounts payable in respect thereof) payable to Rio Tinto and/or any of other member of the Rio Tinto Group did not exceed US$500,000,000 at any time prior to the Completion Support Agreement Fee Termination Date.

“Tax” or “Taxes” means all present or future taxes, rents, rates, deductions, liens, duties, withholdings, imposts, levies, premiums, assessments, governmental fees or dues of any kind or nature whatsoever imposed by any Governmental Authority having the power to tax, together with any penalties, fines, additions to tax and interest thereon.

“Technical Committee” has the meaning ascribed to it in the PPA and any other capitalized term embedded therein will, for the purpose of such definition only, have the meaning given to such term in the PPA.

“Third Party Senior Debt Advance” has the meaning set out in Section 18.

“Third Party Senior Debt Advance Closing Date” has the meaning set out in Section 18.

“Third Party Senior Facility Agreement” means the facility agreement to be executed in advance of any Third Party Senior Debt Advance Closing Date on substantially the same terms as the Initial Senior Loan Agreements (other than with respect to the interest rate payable) or such other terms as may be agreed by OT LLC.

“TRQ” has the meaning set out in the Recitals.

“TRQ FSA” means the financing support agreement, dated concurrently with this Agreement, among TRQ and Rio Tinto.

“TRQ Holdcos” means, collectively, THR Delaware Holdings, LLC, THR Aruba Holdings LLC A.V.V., THR Oyu Tolgoi Ltd., Turquoise Hill Netherlands Coöperatief U.A., Oyu Tolgoi Netherlands B.V., Movele S.à.r.l., Turquoise Hill Luxembourg – Ivanhoe Mines Ltd., Luxembourg Branch and any other Subsidiary of TRQ through which TRQ directly or indirectly owns a beneficial interest in OT LLC from time to time or through which TRQ directly or indirectly provides funding to OT LLC from time to time, and each a “TRQ Holdco”.

“US GAAP” means the accounting principles from time to time approved by the Financial Accounting Standards Board of the United States of America (or its relevant successor institute).

“U.S. Person” has the meaning ascribed it in Regulation S.

“U.S. Securities Laws” means, collectively, the U.S. Securities Act, the U.S. Exchange Act, the securities laws of the states of the United States, the regulations made and forms prescribed thereunder together with all applicable published rules, instruments, policy statements and blanket orders and rulings of the United States Securities and Exchange Commission.

SCHEDULE B

INTERPRETATION

The following rules will be applied in interpreting this Agreement:

(a)

“this Agreement” means this Agreement, including the schedules and recitals hereto, as it may from time to time be supplemented, amended or modified and in effect; and the words “hereby”, “herein”, “hereto”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, subsection, clause, subclause, paragraph, subparagraph or other subdivision or Schedule;

(b)

all references in this Agreement to designated “Articles”, “Sections”, “subsections”, “clauses”, “subclauses”, “paragraphs”, “subparagraphs” and other subdivisions and “Schedules” are to the designated Articles, Sections, subsections, clauses, subclauses, paragraphs, subparagraphs and other subdivisions of, and Schedules to, this Agreement unless otherwise expressly provided;

(c)	the headings are for convenience only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(d)

where the context so admits, all references in this Agreement to the singular will be construed to include the plural, the masculine to include the feminine and neuter gender and, where necessary, a body corporate, and vice versa;

(e)

the word “includes” or “including”, when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather such general statement, term or matter is to be construed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter;

(f)

any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto and, unless otherwise expressly provided herein, includes a reference to all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed that has the effect of supplementing or superseding such statute or such regulation;

(g)	any reference to an agreement includes, unless otherwise expressly provided herein, a reference to all amendments and supplements thereto and in force from time to time;

(h)

all references to currency are deemed to mean lawful money of the United States of America (unless expressed to be in some other currency) and all amounts to be calculated or paid pursuant to this Agreement are to be calculated in lawful money of the United States of America and paid in immediately available funds;

(i)	any reference to an entity includes and is also a reference to any entity that is a successor to such entity;

(j)	in the event that any date on which an action is required to be taken hereunder is not a Business Day, such action will be required to be taken on the next succeeding day that is a Business Day; and

(k)

where any amount to be calculated pursuant to this Agreement is in Canadian dollars, such amount will be converted into U.S. dollars using the Bank of Canada noon rate of exchange on the applicable date.

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF TRQ

(a)

TRQ is a corporation duly continued and validly existing under the laws of the Yukon Territory and no proceedings have been taken or authorized by it or, to the best of its knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of TRQ;

(b)

TRQ’s execution and delivery of this Agreement, including all matters contemplated hereby, has been authorized by all necessary corporate action and TRQ has the corporate power and authority to enter into and perform its obligations under this Agreement;

(c)

none of the execution and delivery of this Agreement, the implementation of the transactions contemplated by this Agreement or the fulfillment of, or compliance with, the terms and provisions hereof by TRQ do or will, with the giving of notice or the lapse of time or otherwise:

(i)	result in the breach of, or violate any term or provision of, TRQ’s or any of its Subsidiaries’ Constating Documents, or

(ii)

conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement to which TRQ or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of its or any of its Subsidiaries’ material assets are subject or any Applicable Law to which TRQ or any of its Subsidiaries is subject;

(d)

except as otherwise specifically contemplated by this Agreement, no exemption, consent, approval, order or authorization of, or registration or filing with any court, Governmental Authority or any third party is required by, or with respect to, TRQ or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation by TRQ or any of its Subsidiaries of the transactions contemplated by this Agreement;

(e)

there is not, to the best of TRQ’s knowledge, any order or decree of a court of competent jurisdiction or any Governmental Authority restraining, interfering with or enjoining TRQ’s or any of its Subsidiaries’ ability to perform its obligations under, or to complete any of the transactions contemplated by, this Agreement; and

(f)

this Agreement has been duly executed and delivered by TRQ and is a valid and binding obligation of TRQ enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity; and

(g)

each of the PPA, the Heads of Agreement, the MOA and the TRQ FSA is a valid and binding obligation of TRQ enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF RIO TINTO

(a)

Rio Tinto is a corporation duly incorporated, organized and validly existing under the laws of its jurisdiction of incorporation and no proceedings have been taken or authorized by it or, to the best of its knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of Rio Tinto;

(b)

Rio Tinto’s execution and delivery of this Agreement, including all matters contemplated hereby, has been authorized by all necessary corporate action and Rio Tinto has the corporate power and authority to enter into and perform its obligations under this Agreement;

(c)

none of the execution and delivery of this Agreement, the implementation of the transactions contemplated by this Agreement or the fulfillment of, or compliance with, the terms and provisions hereof by Rio Tinto do or will, with the giving of notice or the lapse of time or otherwise:

(i)	result in the breach of, or violate any term or provision of, Rio Tinto’s or any of its Affiliates’ Constating Documents; or

(ii)

conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement to which Rio Tinto or any of its Affiliates is a party or by which it or any of its Affiliates is bound or to which any of its or any of its Affiliates’ material assets are subject or any Applicable Law to which Rio Tinto or any of its Affiliates is subject;

(d)

except as otherwise specifically contemplated by this Agreement, no exemption, consent, approval, order or authorization of, or registration or filing with any court, Governmental Authority or any third party is required by, or with respect to, Rio Tinto in connection with the execution, delivery and performance of this Agreement or the consummation by Rio Tinto or any of its Affiliates of the transactions contemplated by this Agreement other than insider, early warning, beneficial ownership and similar filings under applicable Securities Law;

(e)

there is not, to the best of Rio Tinto’s knowledge, any order or decree of a court of competent jurisdiction or any Governmental Authority restraining, interfering with or enjoining Rio Tinto’s or any of its Affiliates’ ability to perform its obligations under, or to complete any of the transactions contemplated by, this Agreement;

(f)

this Agreement has been duly executed and delivered by Rio Tinto and is a valid and binding obligation of Rio Tinto enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

(g)	Rio Tinto is not a U.S. Person and did not execute or deliver this Agreement in the United States;

(h)	Rio Tinto is a body corporate described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 of the Financial Services Authority of the United Kingdom;

(i)

Rio Tinto has not received or been provided with a prospectus, offering memorandum or similar document in connection with the transactions contemplated by this Agreement and its decision to enter into this Agreement has not been based on representations as to fact or otherwise made by or on behalf of TRQ or by any officer, director, employee or agent of TRQ except as expressly set forth herein and the MoA; and

(j)

Rio Tinto is knowledgeable of, or has been independently advised as to, the Applicable Laws of Rio Tinto’s jurisdiction of residence which would apply to the transactions contemplated by this Agreement, if there are any, and save as provided in this Agreement will not cause TRQ to become subject to or comply with any disclosure, prospectus or reporting requirements under any such Applicable Laws nor to make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in Rio Tinto’s jurisdiction of residence.

SCHEDULE E

REPRESENTATIONS AND WARRANTIES OF OT LLC

(a)

OT LLC is a corporation duly continued and validly existing under the laws of Mongolia and no proceedings have been taken or authorized by it or, to the best of its knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of OT LLC;

(b)

OT LLC’s execution and delivery of this Agreement, including all matters contemplated hereby, has been authorized by all necessary corporate action and OT LLC has the corporate power and authority to enter into and perform its obligations under this Agreement;

(c)

none of the execution and delivery of this Agreement, the implementation of the transactions contemplated by this Agreement or the fulfillment of, or compliance with, the terms and provisions hereof by OT LLC do or will, with the giving of notice or the lapse of time or otherwise:

(i)	result in the breach of, or violate any term or provision of, OT LLC’s Constating Documents, or

(ii)

conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement to which OT LLC is a party or by which it is bound or to which any of its material assets are subject or any Applicable Law to which OT LLC is subject;

(d)

except as otherwise specifically contemplated by this Agreement, no exemption, consent, approval, order or authorization of, or registration or filing with any court, Governmental Authority or any third party is required by, or with respect to, OT LLC in connection with the execution, delivery and performance of this Agreement or the consummation by OT LLC of the transactions contemplated by this Agreement;

(e)

there is not, to the best of OT LLC’s knowledge, any order or decree of a court of competent jurisdiction or any Governmental Authority restraining, interfering with or enjoining OT LLC’s ability to perform its obligations under, or to complete any of the transactions contemplated by, this Agreement;

(f)

this Agreement has been duly executed and delivered by OT LLC and is a valid and binding obligation of OT LLC enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

(g)	OT LLC has all requisite corporate power and authority to carry on its business as now conducted and as currently proposed to be conducted, and to own, lease and operate its property and assets;

(h)

OT LLC has conducted and is conducting its business in compliance in all material respects with all Applicable Laws of each jurisdiction in which its business is carried on, and OT LLC holds all necessary licences, permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing and none of the same contain or is subject to any term, provision, condition or limitation which has or may have a material adverse effect on the operation of OT LLC’s business or which may adversely change or terminate such licence, permit, approval, consent, certification, registration or authorization by virtue of the completion of the transactions contemplated hereby;

(i)	all indebtedness of OT LLC is being paid in the ordinary course of business;

(j)

OT LLC is not a party to any agreement restricting OT LLC from engaging in any line of business which OT LLC currently engages or proposes to engage in or competing with any other person in any business in which OT LLC currently engages or proposes to engage in;

(k)

there is no action, suit, proceeding or investigation in respect of OT LLC pending or, to the knowledge of OT LLC or its directors and officers, threatened against or affecting OT LLC at law or in equity or before or by any Governmental Authority which could in any way materially adversely affect OT LLC or the condition (financial or otherwise) of OT LLC;

(l)

OT LLC is not in violation of its Constating Documents or resolutions of its security holders, directors, or any committee of its directors, or in default in the performance or observance of any material terms, obligation, agreement, covenant or condition contained in any contract, indenture, trust, deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound and there exist no facts or circumstances which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach of a material obligation, agreement, covenant or condition of any of such documents and all such contracts, indentures, trusts, deeds, mortgages, loan agreements, notes, leases and other agreements are in good standing;

(m)

to the best of its knowledge and belief, neither OT LLC or any person acting on behalf of OT LLC, has made any Prohibited Payment with respect to the conduct of business of OT LLC or any transaction contemplated by this Agreement or with respect to the OT Project, including in connection with obtaining licenses, permits, concessions or other authorizations for the OT Project;

(n)

OT LLC has all necessary licenses, permits, approvals, consents, certificates, registrations and authorizations necessary to carry on the Operations as currently conducted including all land use certificates necessary to access all of those areas to which the Existing Licenses pertain, except with respect to license 6711A over 9070 hectares, in which TRQ has relinquished its interest; (ii) OT LLC has not received any notice of default of any of its obligations under any licence, permit, approval, consent, certificate, registration or authorization related the OT Project the termination of which would reasonably be expected to have a material adverse effect; and (iii) nothing in the Agreement conflicts with or could reasonably be expected to cause OT LLC to breach any of its obligations under any licence, permit, approval, consent, certificate, registration or authorization related to the OT Project;

(o)

except with respect to license 6711A over 9070 hectares, in which TRQ has relinquished its interest: (i) the Existing Licenses are validly held by OT LLC, (ii) there is no reason why any part of the Existing Licenses will be surrendered, released, reduced or adversely affected in any way, (iii) the Existing Licenses have been properly and validly granted and issued by the appropriate Governmental Authority; (iv) all terms of, and all requirements for holding, the Existing Licenses have been met including the timely payment of all annual license fees and compliance with all environmental bonding obligations; (v) all filings required to be made with the appropriate Governmental Authority in respect of the Existing Licenses have been made; (vi) all work required in order for OT LLC to hold the Existing Licenses has been performed and all fees payable to the appropriate Governmental Authority in respect thereof have been paid to date; (vii) the Existing Licenses are clear of defects in title and are not the subject of any unsatisfied penalties or unresolved disputes; (viii) except for the Existing Licenses are free and clear of all Encumbrances and are not subject to the claims of any third party other than the Government of Mongolia in accordance with the Applicable Laws of Mongolia; and (ix) there are no mineral licenses or tenures conflicting with the Existing Licenses;

(p)

OT LLC has timely filed all federal, provincial, state and local and foreign tax returns required to be filed through the date hereof and all such returns are complete and correct in all material respects. OT LLC has paid all Taxes, penalties and interest, assessments, fees and other charges due thereon, and no tax deficiency has been determined adversely to OT LLC; and since the date of the most recent financial statements, OT LLC has not incurred any liability for Taxes other than in the ordinary course of its business and there is no tax lien, whether imposed by any federal, provincial, state, foreign or other taxing authority, outstanding against the assets, properties or business of OT LLC other than liens incurred in the ordinary course of business for Taxes that are not yet due and payable or that are contested in good faith;

(q)

no Encumbrance has been directly or indirectly created by OT LLC on the whole or any part of any of the OT Project’s assets or properties or the revenues or cash flows derived therefrom other than Permitted Encumbrances;

(r)

except as contemplated by the Amended and Restated Shareholders’ Agreement, no direct or indirect transfer of the revenues or cash flows derived from the OT Project (including by way of royalties, technical fees or management fees) has been made or committed, nor has any direct or indirect transfer of a direct or indirect interest therein been made, by OT LLC;

(s)	OT LLC is in compliance with the Offtake covenant contained in clause 28.3 of the Common Terms Agreement;

(t)	OT LLC has no Debt outstanding other than Permitted Debt;

(u)

OT LLC is not in default under any instrument evidencing any Debt or under the terms of any instrument pursuant to which any Debt has been issued or made and delivered, and there exists no facts or circumstances which after notice or lapse of time or both or otherwise would constitute such a default; and

(v)

neither OT LLC nor any of its properties has any immunity from jurisdiction of any court or from any legal process (whether through service, notice, attachment prior to judgement, attachment in aid of execution, execution or otherwise).

SCHEDULE F

Demand Notice

TO	OYU TOLGOI LLC (“OT LLC”)

FROM:	RIO TINTO PLC (“RIO TINTO”)

DATE:	, 20

Reference is made to Section 7 of the Financing Support Agreement between OT LLC, TRQ and Rio Tinto dated December 15, 2015 (the “OT FSA”). Capitalized terms used, but not otherwise defined, herein have the meanings given to them in the OT FSA.

Rio Tinto:

☐	has received an OT LLC OT Notice; or

☐

believes, acting reasonably, there has occurred any fact, event or circumstance which is of such a nature that would have required OT LLC to have sent an OT LLC OT Notice to Rio Tinto in accordance with Section 3 of OT OT FSA

Accordingly, Rio Tinto hereby gives notice to OT LLC requiring:

☐	OT LLC to borrow a Sponsor Senior Debt Advance from Rio Tinto in accordance with the terms and conditions of the OT FSA with the following terms:

Amount:	$

Closing Date:

Lender:

and/or

☐	OT LLC to borrow a Subordinated Debt Advance from Rio Tinto in accordance with the terms and conditions of the OT FSA with the following terms:

Amount:	$

Closing Date:

Lender:

and/or

☐	OT LLC to borrow a Third Party Senior Debt Advance from a third party lender in accordance with the terms and conditions of the OT FSA with the following terms:

Amount:	$

Closing Date:

RIO TINTO PLC

By:
Name:
Title:

SCHEDULE G

FORM OF PROMISSORY NOTE

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned hereby promises to pay the sum of US$● (the “Principal Amount”), with interest thereon calculated, accrued and compounded, in the same currency, on a quarterly basis and on payment of the principal amount hereof at a rate of LIBOR plus [to be agreed between Rio Tinto plc and Oyu Tolgoi LLC] per annum, to the order of Rio Tinto plc (the “Lender”) on demand. At the end of each Quarter, interest will be calculated on the Principal Amount plus interest to that point in time. Interest will be computed on the basis of the actual number of days elapsed and a year of 360 days. If a calendar Quarter ends on a day which is not a Working Day, that calendar Quarter will be extended to the next Working Day.

All payments hereunder will be made without days of grace, presentment, protest, notice of dishonour or any other notice whatsoever, all of which are hereby expressly waived by the maker and each endorser hereof.

Interest payable hereunder will be payable without allowance or deduction for deemed re-investment or otherwise, and such interest will accrue from time to time at the rate specified herein both before and after default and/or judgment, if any, until payment thereof, and interest will accrue and be payable on overdue interest at the same rate, compounded monthly.

The principal amount hereof, together with interest accrued thereon, may at any time be repaid in full without notice or bonus.

Capitalized terms not defined herein shall have the meanings given to them in the Amended and Restated Shareholders’ Agreement dated June 8, 2011 between Erdenes MGL LLC, Ivanhoe Oyu Tolgoi (BV) Ltd., Oyu Tolgoi Netherlands B.V. and Oyu Tolgoi LLC, as such agreement may be amended, restated, modified or supplemented from time to time.

For the purposes of this Promissory Note, “LIBOR” means the three-month ICE Interest Settlement Rate published at or about 11:00 a.m. (London Time) on the date of this Promissory Note or the applicable quarterly calculation date, as the case may be, such rate to be accessed through the appropriate page of the Reuters screen (or if this ceases to be available then another page or service displaying the appropriate rate selected in good faith by the Lender (“Screen Rate”). If no Screen Rate is available for the currency of the period there shall be taken instead:

(a)

the arithmetic mean of the rates found by interpolating on a time-weighted basis the fixing rates quoted for the period of three months, being shorter, which is closest to the three month period and the period, being longer, which is closest to the three month period, rounded, if necessary, to the nearest fifth decimal place; and

(b)

if there is no rate quoted for a period which is shorter or longer than the three month period, the rates (rounded upwards to five decimal places) as supplied to the Lender at its request quoted by a prime bank or banks in the London interbank market at or about 11:00 a.m. (London time) on the date of this Promissory Note or the applicable quarterly calculation date, as the case may be.

Rio Tinto’s determination of the interest payable under this Promissory, including the calculation of LIBOR, will, absent manifest error, be conclusive evidence of the interest owed.

This Promissory Note will be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

DATED as of ●, 20●.

SIGNED, SEALED AND DELIVERED	)	Oyu Tolgoi LLC
in the presence of:	)
)
)
Witness	)	Name:
Title: